UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

American Eagle Outfitters, Inc.

(Name of Issuer)
Common stock, $0.01 par value per share

(Title of Class of Securities)
02553E106

(CUSIP Number)

June 10, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS Melvin Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,500,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,500,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,500,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12		TYPE OF REPORTING PERSON IA

*See Item 4 for additional information.

Item 1.	(a) Name of Issuer
American Eagle Outfitters, Inc. (the “Issuer”)
Item 1.	(b) Address of Issuer’s Principal Executive Offices
77 Hot Metal Street, Pittsburgh, PA 15203
Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:
This report on Schedule 13G is being filed by Melvin Capital Management LP, a Delaware limited partnership (the “Firm”). The address for the Firm is: 535 Madison Avenue, 22nd Floor, New York, NY 10022.
Item 2.	(d) Title of Class of Securities
Common stock, $0.01 par value per share (the “Common Stock”)
Item 2.	(e) CUSIP No.:
02553E106
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:
N/A

Item 4.	Ownership

Information with respect to the Firm’s ownership of securities of the issuer is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm.

As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:

(a) Amount Beneficially Owned: 8,500,000*

(b) Percent of Class: 5.1%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 8,500,000*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 8,500,000*

*The Firm is the investment manager to Melvin Capital Master Fund Ltd, a Cayman Islands exempted company (“Melvin Master”), Melvin Capital Onshore LP, a Delaware limited partnership (“Melvin Onshore”) and one or more managed accounts (the “Managed Accounts” and together with Melvin Master and Melvin Onshore, the “Melvin Funds and Accounts”). As of June 10, 2020, the Firm may be deemed to beneficially own an aggregate of 8,500,000 shares of Common Stock of the Issuer consisting of (i) 5,201,928 shares of Common Stock and call options to purchase up to 1,113,000 shares of Common Stock held by Melvin Master, (ii) 606,922 shares of Common Stock and call options to purchase up to 130,800 shares of Common Stock held by Melvin Onshore, and (iii) 1,191,150 shares of Common Stock and call options to purchase up to 256,200 shares of Common Stock held by the Managed Accounts. The Firm, as the investment manager to the Melvin Funds and Accounts, may be deemed to beneficially own these securities. Gabriel Plotkin is the managing member of the general partner of the Firm and exercises investment discretion with respect to these securities. Ownership percentages are based on 165,500,429 shares of Common Stock reported as issued and outstanding in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 4, 2020.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2020

Melvin Capital Management LP

By:    /s/ Evan Cohen

Evan Cohen, Chief Compliance Officer